Below Investment Grade Securities. Effective December 15, 2009, Global StocksPLUS's prior non-fundamental policy limiting the extent to which it could invest in below investment grade securities was rescinded such that Global StocksPLUS may invest without limit in securities that are, at the time of purchase, rated below investment grade (below Baa by Moody's Investors
Service, Inc. ("Moody's"), below BBB by either Standard & Poor's ("S&P") or Fitch, Inc. ("Fitch Ratings") or unrated but judged by PIMCO to be of comparable quality), and may invest without limit in securities of any rating. Previously, Global StocksPLUS could invest up to 30% of its total assets in below investment grade debt securities and could not invest in securities that were, at the time of investment, not rated at least B- by one of the agencies rating the securities or that were unrated but judged by PIMCO to be of comparable quality.

The potential opportunities provided by lower quality securities in the high yield spectrum carry additional risks. Below investment grade securities are regarded as having predominantly speculative characteristics with respect to the issuer's capacity to pay interest and to repay principal when due, and are commonly referred to as "high yield" securities or "junk bonds."
See "2. Principal Risks" above for additional discussion of credit risk and other relevant risks.

Average Portfolio Duration. Effective December 15, 2009, the duration guideline previously observed by Global StocksPLUS & Income was revised such that, under the new guidelines, the debt securities in Global StocksPLUS's portfolio of debt securities (the "Debt Portfolio") ordinarily will have a low- to intermediate- average portfolio duration, ranging from one year to a duration that is two years above the duration of the Barclays Capital U.S. Aggregate Index, although it may be longer or shorter at any time or from time to time based on PIMCO's forecast for interest rates and other factors. A recent duration (as of March 31, 2010) of the Barclays Capital U.S. Aggregate Index was 4.68 years. Under its prior related guideline, the debt securities in Global StocksPLUS's Debt Portfolio ordinarily had a lower average portfolio duration (one to three years).

Generally, the longer the average duration of a debt portfolio, the more sensitive the portfolio will be to interest rate risk - i.e., the prices of debt obligations with longer durations typically fall more when market interest rates rise. See "2. Principal Risks" above for additional discussion of interest rate risk and other relevant risks.

80% Investment Policy. As announced on April 12, 2010, following the provision of notice to shareholders as described below, Global StocksPLUS will rescind its existing non-fundamental investment policy to, under normal circumstances, invest in equity index derivative instruments that have economic characteristics similar to U.S. and non-U.S. common stocks and that provide equity index exposure in an amount at least equal to 80% of Global StocksPLUS's net assets(plus any borrowings for investment purposes) (the "Current 80% Policy"). At such time, the Current 80% Policy will be replaced with a new non-fundamental policy adopted by Global StocksPLUS pursuant to which, under normal circumstances, Global StocksPLUS will invest at least 80% of its net assets (plus any borrowings for investment purposes) in a combination of securities and instruments that provide exposure to stocks and/or produce income (the "New 80% Policy"). For purposes of the New 80% Policy, Global StocksPLUS's stock exposure may be obtained through holdings of stocks and/or through the use of index and other derivative instruments that have economic characteristics similar to U.S. and non-U.S. stocks, and Global StocksPLUS's exposure to income-producing instruments may be obtained through the use of fixed income and other derivative instruments. Global StocksPLUS's New 80% Policy will take effect and replace the Current 80% Policy on or about
June 21, 2010, following 60 days' notice to shareholders.